UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American International Holdings Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3990 Vitruvian Way, Suite 1152

Address of Principal Executive Office (Street and Number)

Addison, TX 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The registrant’s operations have experienced disruptions due to the COVID-19 pandemic. These disruptions include, but are not limited to, office closures and the unavailability of key registrant personnel required to prepare the registrant’s financial statements for the year ended December 31, 2019, due to suggested, and mandated, social quarantining and work from home orders. The registrant has also been delayed in preparing the Annual Report due to delays in obtaining information from third parties who have similarly been unavailable and/or have not had sufficient time to complete the items requested. The above issues could not be eliminated without undue hardship and expense to the registrant. As a result, the registrant is still in the process of compiling required information to complete the Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”). The Registrant anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Jacob Cohen	972	803-5337
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

American International Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2020	By	/s/ Jacob Cohen
Chief Executive Officer